    As filed with the Securities and Exchange Commission on August 27, 1997
                                                     Registration No. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                                 THE GAP, INC.
            (Exact name of registrant as specified in its charter)

               DELAWARE                              94-1697231
       (State of Incorporation)         (I.R.S. Employer Identification No.)

      ONE HARRISON STREET, SAN FRANCISCO, CALIFORNIA 94105 (415) 952-4400 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                --------------
                              ANNE B. GUST, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                 THE GAP, INC.
             ONE HARRISON STREET, SAN FRANCISCO, CALIFORNIA 94105
                                (415) 952-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  Copies to:
         JOHN F. SEEGAL, ESQ.                    JOHN L. SAVVA, ESQ.
         MARIE B. RIEHLE, ESQ.                   SULLIVAN & CROMWELL
  ORRICK, HERRINGTON & SUTCLIFFE LLP           444 SOUTH FLOWER STREET
   OLD FEDERAL RESERVE BANK BUILDING                 SUITE 1200
          400 SANSOME STREET                LOS ANGELES, CALIFORNIA 90071
    SAN FRANCISCO, CALIFORNIA 94111                (213) 955-8000
            (415) 392-1122
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
 [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                             PROPOSED      PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF SECURITIES      AMOUNT TO BE    MAXIMUM OFFERING      AGGREGATE         AMOUNT OF
           TO BE REGISTERED               REGISTERED*    PRICE PER UNIT**  OFFERING PRICE**  REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
Debt Securities.......................   $500,000,000          100%          $500,000,000        $151,516
=============================================================================================================

 * Or, if any Debt Securities are issued (i) with a principal amount denominated in one or more foreign currencies or currency units, such principal amount as shall result in an aggregate initial offering price equivalent to $500,000,000 at the time of initial offering, or (ii) at an original issue discount, such greater principal amount as shall result in proceeds to the registrant of $500,000,000.
** Estimated solely for the purpose of calculating the registration fee.
   Exclusive of accrued interest, if any.
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED AUGUST 27, 1997

              PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED     , 1997

                                  $500,000,000

                                     [LOGO]

                             % NOTES DUE     , 2007

                                  -----------

  Interest on the Notes is payable on     and     of each year, commencing
    , 1998. The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued and unpaid interest thereon to the redemption date. The Notes will not be entitled to any sinking fund. The Notes will be represented by one or more Global Debt Securities registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interest in the Global Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Notes."

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                  -----------

                                    INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                  OFFERING PRICE (1) DISCOUNT (2) COMPANY (1)(3)
                                  ------------------ ------------ --------------
Per Note.........................    %                  %            %
Total............................  $                  $            $

-----

(1) Plus accrued interest, if any, from     , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $540,000 payable by the Company.

                                  -----------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities
of DTC in New York, New York, on or about     , 1997, against payment therefor
in immediately available funds.

GOLDMAN, SACHS & CO.                                   CITICORP SECURITIES, INC.

                                  -----------

             The date of this Prospectus Supplement is     , 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

GENERAL

  The Gap, Inc. (the "Company") is an international specialty retailer of casual apparel, shoes and other accessories for men, women and children under its proprietary Gap, GapKids, babyGap, Banana Republic and Old Navy brands. As of August 2, 1997, the Company operated 1,984 stores in the United States, Canada, the United Kingdom, France, Germany and Japan.

  Over the past ten years, the Company's net sales have grown at a 20.1% compound annual rate, from $848 million in fiscal 1986 to $5.284 billion in fiscal 1996. During this period, net income has grown at a 20.9% compound annual rate, from $68.1 million in fiscal 1986 to $452.9 million in fiscal 1996.

  The Company designs virtually all of its products for sale under its brands in Company-operated stores. These brands and their corresponding store formats collectively are positioned to address a broad consumer base. The Company operates the following store formats:

    GAP. Founded in 1969, Gap stores offer extensive selections of classicly-styled, high quality, casual apparel at moderate price points. Products range from wardrobe basics, such as denim, khakis and T-shirts, to accessories and personal care products for men and women aged teen to adult. At August 2, 1997, the Company operated 983 Gap stores, including international locations.

    GAPKIDS AND BABYGAP. The Company entered the children's apparel market with the introduction of GapKids in 1986 and babyGap in 1990. These stores offer casual basics, outerwear, shoes and other accessories in the tradition of Gap style and quality for children aged newborn to teen. At August 2, 1997, the Company operated a total of 536 GapKids and babyGap stores, including international locations.

    BANANA REPUBLIC. Acquired in 1983 with two stores, Banana Republic now offers sophisticated, fashionable collections of dress-casual and tailored clothing and accessories for men and women at upscale price points. At August 2, 1997, the Company operated 240 Banana Republic stores, including 9 in Canada.

    OLD NAVY. The Company launched Old Navy in 1993 to address the market for value-priced family apparel. Old Navy offers broad selections of apparel, shoes and accessories for adults, children and infants in an innovative, exciting shopping environment. At August 2, 1997, the Company operated 225 Old Navy stores.

KEY STRATEGIC INITIATIVES

  In combination with its core brand, merchandising and operating strategies, the Company is currently implementing the following four key strategic initiatives:

  REINFORCE BRAND IDENTITIES. The Company believes that its brands are among its most important assets and is taking action to maintain and strengthen brand loyalty. To that end, during 1996 and the first half of 1997, the Company increased its investment in advertising and marketing as a percentage of sales. The Company is also exploring private label credit cards, additional flagship stores and further television advertising to complement its in-store customer service focus. The Company's goal is to expand the reach and effectiveness of its advertising in order to build its market share and strengthen its competitive position. The Company also invested in the development of brand extensions through new product offerings, such as home accessories and personal care items.

  EXPAND DISTRIBUTION. The Company continues to invest in store expansion and development of new distribution channels to address changing market requirements. During fiscal 1994, 1995 and 1996, the Company added 483 stores, net of store closings, and expanded 179 stores. The Company has also added new store formats, including Gap and GapKids combined stores, large flagship stores, men's/women's-only stores, baby-only stores and airport locations. The Company is exploring new channels of distribution including development of catalog and electronic retailing capabilities.

  CREATE OPERATIONAL EXCELLENCE. The Company has recently increased its emphasis on enhancing operational efficiencies and reducing costs in order to fund incremental growth and brand investment. Initiatives include process reengineering, vendor partnering and capitalizing on total company size and business scope.

  EXPAND INTERNATIONALLY. The Company believes that foreign markets provide additional growth opportunities. Gap opened its first foreign store in the United Kingdom in 1987. Since then, the Company has added 232 stores in five international markets. At August 2, 1997, the Company operated 113 stores in Canada, 78 in the United Kingdom, 21 in France, 10 in Germany and 11 in Japan. In addition, the Company is party to a wholesaling arrangement under which Gap products are sold in duty-free stores in Hong Kong, Guam, Singapore and New Zealand.

SOURCING

  The Company sources products from over 1,200 suppliers located domestically and overseas. Of the Company's merchandise sold worldwide during fiscal 1996, approximately 30% was produced domestically while the remaining 70% was made outside the United States. Approximately 10% of the Company's total merchandise was from Hong Kong, with the remainder coming from 47 other countries.

ADDITIONAL INFORMATION

  For additional information regarding the Company, including certain risks, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" below, and Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Company's    % Notes due    , 2007
(the "Notes") will be used for general corporate purposes, including store expansion, brand investment, development of additional distribution channels and repurchases of the Company's common stock pursuant to its ongoing share repurchase program. Pending such uses, the Company will invest the net proceeds in investment-grade, interest-bearing securities.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of August 2, 1997, and as adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds":

                                                          AS OF AUGUST 2, 1997
                                                        ------------------------
                                                                    AS ADJUSTED
                                                          ACTUAL   FOR OFFERING*
                                                        ---------- -------------
                                                         (DOLLARS IN THOUSANDS)
                                                              (UNAUDITED)
   Short-term debt..................................... $   90,245  $   90,245
                                                        ==========  ==========
   Long-term debt-
     % Notes due      , 2007........................... $      --   $  500,000
                                                        ----------  ----------
   Total stockholders' equity..........................  1,559,961   1,559,961
                                                        ----------  ----------
       Total capitalization............................ $1,559,961  $2,059,961
                                                        ==========  ==========


--------

* Since the Company has no specific plans as to the timing or amount of stock repurchases pursuant to its stock repurchase program, no amount has been allocated to any changes in capitalization from any such stock repurchases.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below under the captions "Operating Results" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended February 1, 1997 have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data presented below under the captions "Operating Results" and "Balance Sheet Data" as of and for the 26 weeks ended August 2, 1997 and August 3, 1996 have been derived from unaudited interim condensed consolidated financial information of the Company. In the opinion of management, the unaudited interim condensed consolidated financial information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the information set forth therein. The results of operations for the 26 weeks ended August 2, 1997 are not necessarily indicative of the results to be expected for the full fiscal year or for any future period. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth herein and the more detailed information and consolidated financial statements and notes thereto incorporated by reference herein and in the accompanying Prospectus.

                                               FISCAL YEAR ENDED                              26 WEEKS ENDED
                          ---------------------------------------------------------------  ----------------------
                          JANUARY 30,  JANUARY 29,  JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,
                             1993         1994         1995         1996         1997      AUGUST 3,   AUGUST 2,
                          (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (53 WEEKS)   (52 WEEKS)      1996        1997
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
                                        (DOLLARS IN THOUSANDS, EXCEPT SALES PER SQUARE FOOT)
OPERATING RESULTS:
Net sales                 $2,960,409   $3,295,679   $3,722,940   $4,395,253   $5,284,381   $2,233,489  $2,576,407
Cost of goods sold and
 occupancy expenses,
 excluding depreciation
 and amortization.......   1,856,102    1,996,929    2,202,133    2,645,736    3,093,709    1,325,360   1,556,991
Depreciation and
 amortization(1)........      99,451      124,860      148,863      175,719      191,457       94,119     115,221
Operating expenses......     661,252      748,193      853,524    1,004,396    1,270,138      578,008     664,373
Net interest (income)
 expense................       3,763          809     (10,902)     (15,797)     (19,450)      (7,574)     (6,197)
                          ----------   ----------   ----------   ----------   ----------   ----------  ----------
Earnings before income
 taxes..................     339,841      424,888      529,322      585,199      748,527      243,576     246,019
Income taxes............     129,140      166,464      209,082      231,160      295,668       96,213      92,257
                          ----------   ----------   ----------   ----------   ----------   ----------  ----------
Net earnings............  $  210,701   $  258,424   $  320,240   $  354,039   $  452,859   $  147,363  $  153,762
                          ==========   ==========   ==========   ==========   ==========   ==========  ==========
BALANCE SHEET DATA:
Total assets............  $1,379,248   $1,763,117   $2,004,244   $2,343,068   $2,626,927   $2,459,300  $2,576,749
Working capital.........     355,649      494,194      555,827      728,301      554,359      662,407     418,574
Total debt (including
 short-term notes
 payable)...............      75,000       82,603        2,478       21,815       40,050       67,196      90,245
Stockholders' equity....     887,839    1,126,475    1,375,232    1,640,473    1,654,470    1,651,409   1,559,961
OTHER DATA:
Comparable store sales
 growth (2).............           5%           1%           1%           0%           5%           9%          0%
Sales per square foot
 (3)....................  $      489   $      463   $      444   $      425   $      441   $      194  $      194
Square footage of gross
 store space (in
 thousands).............       6,509        7,546        9,166       11,100       12,645       11,805      13,750
Number of:
 New stores.............         117          108          172          225          203           90         141
 Expanded stores........          94          130           82           55           42           21          36
 Closed stores..........          26           45           34           53           30           14          11
 Stores open at period
  end (4)...............       1,307        1,370        1,508        1,680        1,854        1,756       1,984
Capital expenditures
(5).....................  $  213,659   $  215,856   $  236,616   $  309,599   $  375,838   $  151,887  $  222,159

-------
(1) Excludes amortization of restricted stock.
(2) Computed on a 52-week basis for fiscal year ended February 3, 1996.
(3) Based on weighted average gross square footage. Computed on a 52-week basis for fiscal year ended February 3, 1996.
(4) Includes the conversion of Gapkids departments within Gap stores to their own separate stores. Converted stores are not classified as new stores.
(5) Represents purchases of gross property and equipment, without construction allowances, and acquisition of lease rights.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  This Prospectus Supplement, the accompanying Prospectus and the information incorporated therein by reference contain certain forward-looking statements which reflect the Company's current view with respect to future events and financial performance. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements.

  Any such forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results of operations to differ materially from historical results or current expectations. Some of these risks include, without limitation, ongoing competitive pressures in the apparel industry, a continuation or exacerbation of the current over-capacity problem affecting the industry, and/or changes in the level of consumer spending or preferences in apparel, and other factors that may be described in the Company's filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenue and profitability remain difficult to predict.

  The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

  The following discussion and analysis should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Quarterly Report on Form 10-Q for the quarter ended August 2, 1997 and the Company's Annual Report on Form 10-K for the year ended February 1, 1997, each of which is incorporated by reference in the accompanying Prospectus.

RESULTS OF OPERATIONS

 FIRST HALF OF FISCAL 1997 AND 1996

  NET SALES. The increase in first half of 1997 net sales over the same period of the prior year was attributable to the increase in retail selling space, both through the opening of new stores (net of stores closed) and the expansion of existing stores.

  COST OF GOODS SOLD AND OCCUPANCY EXPENSES. For the first half of 1997, cost of goods sold and occupancy expenses (including depreciation and amortization) as a percentage of net sales increased to 64.9% from 63.5% for the same period in 1996. The 1.4 percentage point decrease in gross margin net of occupancy expenses was attributable to a 1.6 percentage point decrease in merchandise margins as a percentage of net sales offset by a 0.2 percentage point decrease in occupancy expenses as a percentage of net sales. The decrease in merchandise margins as a percentage of net sales resulted from a smaller percentage of merchandise sold at regular prices compared to the same period of the prior year. Margin achieved on marked-down goods was also lower in the first half of 1997 compared to the same period of the prior year. The growth of the Old Navy division, with lower occupancy expenses when compared to other divisions, primarily caused the decrease in occupancy expenses as a percentage of net sales.

  The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear merchandise. Such markdowns may have an adverse impact on earnings depending upon the extent of the markdowns and amount of inventory affected.

  OPERATING EXPENSES. For the first half of 1997, operating expenses as a percentage of net sales were essentially flat at 25.8% when compared to the same period in 1996. A 0.7 percentage point increase in advertising/marketing costs offset a 0.5 percentage point decrease in incentive bonus accruals and stock-based compensation, and a 0.3 percentage point decrease in charitable contributions expense. Incentive bonus is accrued quarterly based on year-to-date performance measured against established targets. The rate of accrual in the first half of 1997 was lower than that in the same period in 1996. The decrease in charitable contributions expense represents a beneficial comparison between 1997 and 1996, as the Company, in 1996, made an additional contribution to the Gap Foundation.

  NET INTEREST INCOME/EXPENSE. Net interest income was approximately $6.2 million for the first half of 1997 compared to net interest income of $7.6 million for the same period in 1996. The change in 1997 from 1996 was due to a decrease in average investments for the year-to-date period.

  INCOME TAXES. The effective tax rate was 37.5% for the first half of 1997 compared to 39.5% for the first half of 1996. The decrease in the effective tax rate was a result of the impact from tax planning initiatives to support changing business needs.

 FISCAL 1996, 1995 AND 1994

  NET SALES. The total net sales growth for 1996, 1995 and 1994 was attributable to the opening of new stores (net of stores closed), the expansion of existing stores, and in 1996, an increase in comparable store sales. During 1995, an additional week of operations compared to 1994 contributed 1% to sales growth.

  Net sales per average square foot were $441 in 1996, $425 in 1995, and $444 in 1994. The increase in net sales per average square foot in 1996 compared to 1995 was primarily attributable to increases in comparable store sales aided by the smaller size of new stores. The decline in net sales per average square foot in 1995 compared to 1994 was primarily attributable to continued store growth in the Old Navy division, with lower-priced merchandise and significantly larger stores, and to increases in the average size of new stores in other divisions in connection with the Company's store expansion program. During 1995, the Company increased the average size of its new stores and expanded existing stores as a long-term investment.

  COST OF GOODS SOLD AND OCCUPANCY EXPENSES. Cost of goods sold and occupancy expenses (including depreciation and amortization) as a percentage of net sales were 62.2% in 1996, 64.2% in 1995 and 63.2% in 1994.

  The 2.0 percentage point increase in gross margin net of occupancy expenses in 1996 from 1995 was attributable to a 1.2 percentage point increase in merchandise margin as a percentage of net sales combined with a 0.8 percentage point decrease in occupancy expenses as a percentage of net sales. The increase in merchandise margin in 1996 from 1995 was driven by increases in initial merchandise margin and in the percentage of merchandise sold at regular price.

  The 1.0 percentage point decrease in gross margin net of occupancy expenses in 1995 from 1994 was attributable to a 1.2 percentage point decrease in merchandise margin as a percentage of net sales offset by a 0.2 percentage point decrease in occupancy expenses as a percentage of net sales. The decrease in merchandise margin in 1995 from 1994 was driven by a decline in initial merchandise margin in the first three quarters partially offset by better regular-priced selling in the second half.

  The decrease in occupancy expenses as a percentage of net sales between 1996 and 1995 was primarily attributable to the effect of the growth of the Old Navy division, which carries lower occupancy expenses as a percentage of net sales when compared to other divisions, and leverage achieved through comparable store sales growth.

  The decrease in occupancy expenses as a percentage of net sales between 1995 and 1994 was attributable to leverage obtained from the 53rd week of sales. Without this extra week, occupancy expenses as a percentage of net sales would have been essentially flat.

  OPERATING EXPENSES. Operating expenses as a percentage of net sales were 24.0% for 1996 and 22.9% for 1995 and 1994.

  During 1996, the 1.1 percentage point increase was primarily attributable to a planned 0.3 percentage point increase in advertising/marketing costs to support the Company's brands and a 0.5 percentage point increase in incentive bonus expense. The Company awarded bonuses for 1996 due to strong earnings performance measured against annual targets.

  During 1995, a 0.3 percentage point increase in advertising costs as a percentage of net sales was offset by a 0.4 percentage point decrease in bonus expense as a percentage of net sales. Advertising costs increased to support the Company's brands and included marketing expense related to the opening of stores in Germany and Japan, and opening of the Old Navy store in Manhattan. Due to the Company's performance relative to financial targets, less bonus expense was recognized in 1995 as compared to 1994.

  NET INTEREST INCOME. Net interest income was $19.5, $15.8, and $10.9 million for 1996, 1995 and 1994, respectively. The change in 1996 from 1995 was primarily attributable to an increase in gross average investments. The change in 1995 from 1994 was attributable to an increase in income from higher average interest rates.

  INCOME TAXES. The effective tax rate was 39.5% in 1996, 1995 and 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The following sets forth certain measures of the Company's liquidity.

                                                               26 WEEKS ENDED
                                                             -------------------
                                                             AUGUST 3, AUGUST 2,
                                                               1996      1997
                                                             --------- ---------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
   Cash provided by operating activities.................... $250,007  $ 48,767
   Working capital.......................................... $662,407  $418,574
   Current ratio............................................    2.0:1     1.5:1

  For the 26 weeks ended August 2, 1997, the decrease in cash flows provided by operating activities was primarily attributable to an increased investment in inventory and the timing of certain payables and accrued expenses, including income taxes.

  The Company funds inventory expenditures during normal and peak periods through a combination of cash flows provided by operations and normal trade credit arrangements. The Company's business follows a seasonal pattern, peaking over a total of about 10 to 12 weeks during the late summer and holiday periods.

  The Company has committed credit facilities totaling $950 million, consisting of an $800 million, 364-day revolving credit facility, and a $150 million, 5-year revolving credit facility through June 30, 2002. These facilities provide for the issuance of up to $450 million in letters of credit. The Company has additional uncommitted credit of $300 million for the issuance of letters of credit. At August 2, 1997, the Company had outstanding letters of credit of approximately $593 million.

  For the 26 weeks ended August 2, 1997, capital expenditures net of construction allowances and dispositions, totaled approximately $209 million. These expenditures included the addition of 141 new stores, the expansion of 36 stores and the remodeling of certain stores, resulting in a net increase in store space of approximately 1.1 million square feet or 9% since February 1, 1997.

  For 1997, the Company expects capital expenditures to total at least $450 million, net of construction allowances, representing the addition of at least 275 new stores, the expansion of at least 75 stores, and the remodeling of certain stores. Planned expenditures also include amounts for corporate offices, distribution centers, and equipment. The Company expects to fund such capital expenditures through a combination of cash flow from operations and other sources of financing, including the net proceeds from the sale of the Notes offered hereby. Square footage growth is expected to be approximately 18% before store closings. New stores are generally expected to be leased.

  The Company is nearing completion on corporate offices in San Bruno, California. The cost of completion is included above in the capital expenditures projected for 1997. The Company continues to explore alternatives for additional corporate offices in San Francisco and San Bruno, California.

  In October 1996, the Board of Directors approved a program under which the Company may repurchase up to 30 million shares of its outstanding common stock in the open market over a three-year period. During the second quarter, the Company acquired 3.5 million shares for approximately $131 million. To date under this program, 12.0 million shares have been repurchased for approximately $392 million.

  During the second quarter the Company entered into various put option contracts to repurchase up to 2,000,000 shares of Company stock. The contracts have exercise prices ranging from $36.77 to $42.67, with expiration dates ranging from September 1997 through November 1997.

  The Company enters into foreign exchange contracts to reduce exposure to foreign currency exchange risk. These contracts are primarily designated and effective as hedges of commitments to purchase merchandise. During the second quarter, the Company entered into interest rate swaps in order to reduce interest rate risk on a substantial portion of its intended issuance of the Notes offered hereby.

                             DESCRIPTION OF NOTES

  The following information concerning the Notes offered hereby supplements and should be read in conjunction with the statements in the accompanying Prospectus under the caption "Description of Debt Securities." Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

GENERAL

  The Notes will be issued as a series of Debt Securities under the Indenture
dated as of           , 1997 (the "Indenture"), between the Company and Harris
Trust Company of California, as Trustee, which is more fully described in the accompanying Prospectus.

  The Notes will be issued as unsecured obligations of the Company in an
aggregate principal amount of $500,000,000 and will mature on            ,
2007.

  The Notes will bear interest from             , 1997, payable semi-annually
in arrears on each          and          , commencing           , 1998, at the
rate set forth on the cover page of this Prospectus Supplement, to the persons
in whose names the Notes are registered on the preceding             and
             , respectively.

  The principal of and interest and premium (if any) on the Notes will be payable, the transfer of Notes will be registrable and the Notes may be presented for exchange, at the office of the Trustee, Harris Trust Company of California, located at 601 South Figueroa Street, Suite 4900, Los Angeles, California 90017, attention: Corporate Trust Department. So long as the Notes are represented by Global Debt Securities, the interest payable on the Notes will be paid to Cede & Co., the nominee of DTC, or its registered assigns as the registered owner of the Global Debt Securities, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. Eastern Standard Time. If the Notes are no longer represented by Global Debt Securities, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto. No service charge will be made for any transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  The Notes will be subject to defeasance and covenant defeasance as described in the accompanying Prospectus under the caption "Description of Debt Securities--Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances."

  No sinking fund is provided for the Notes.

OPTIONAL REDEMPTION

  The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

  "Adjusted Treasury Rate" means (i) the arithmetic mean of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed plus (ii) 0.10%. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

  "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Notes, then such other reasonably comparable index which shall be designated by the Company.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

BOOK-ENTRY, DELIVERY AND FORM

  The Notes will be represented by Global Debt Securities that will be deposited with, or on behalf of, DTC, as Depositary, and registered in the name of Cede & Co., the nominee of DTC.

  DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

  Unless and until they are exchanged in whole or in part for certificated notes, in definitive form, the Global Debt Securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor depository or a nominee of such successor depository.

  A further description of DTC's procedures with respect to the Notes is set forth in the accompanying Prospectus under the heading "Description of Debt Securities--Global Debt Securities."

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co. and Citicorp Securities, Inc. are acting as representatives, has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                     PRINCIPAL
                                                                       AMOUNT
                             UNDERWRITER                              OF NOTES
                             -----------                            ------------
   Goldman, Sachs & Co............................................. $
   Citicorp Securities, Inc........................................
                                                                    ------------
       Total....................................................... $500,000,000
                                                                    ============

  Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the representatives of the Underwriters that the representatives intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Notes sold in the offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise. In the ordinary course of business, Goldman, Sachs & Co. and certain syndicate members have in the past performed, and may in the future perform, investment banking services for the Company for which they have received, and may in the future receive, fees or other compensation. Citicorp Securities, Inc. and its affiliates have engaged and may engage in the future in transactions with, and perform services for, including commercial banking and investment banking transactions, the Company and its affiliates in the ordinary course of business.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             VALIDITY OF THE NOTES

  The validity of the Notes offered hereby and certain other legal matters will be passed upon for the Company by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. The validity of the Notes offered hereby will be passed upon for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 27, 1997

                                  $500,000,000

                                     [LOGO]

                                DEBT SECURITIES

                                 ------------

  The Gap, Inc. (the "Company") from time to time may offer its debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") in one or more series and in amounts, at prices and on terms to be determined at the time of the offering. The principal amount of the Debt Securities offered hereby will not exceed $500,000,000.

  The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, which may include securities denominated in U.S. dollars, in any other currency or in composite currencies such as the European Currency Unit, date or dates on which principal is payable, interest rate or rates (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of the Company, terms for any repayment of principal amount at the option of the holder (which option may be conditional), terms for any sinking fund payments, the initial public offering price, purchase price and net proceeds to the Company are set forth in the accompanying Prospectus Supplement. This Prospectus may not be used to consummate the sale of Debt Securities unless accompanied by a Prospectus Supplement.

  The Company may sell Debt Securities to or through one or more underwriters for public offering and sale by them or may sell Debt Securities to investors directly or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by such underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution."

                                 ------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS  PROSPECTUS.ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                                 ------------

                  The date of this Prospectus is      , 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy material and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy material and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., as well as 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, Suite 1300, New York, New York, and copies can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov. Reports, proxy material and other information concerning the Company can also be inspected at the offices of the New York and Pacific Stock Exchanges.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any Prospectus Supplement do not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Debt Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

(a) The Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997; and

(b) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended May 3, 1997 and August 2, 1997.

  All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus and any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company at One Harrison Street, San Francisco, CA 94105,
Attn: Investor Relations; telephone: 1-800-GAP-NEWS.

                                  THE COMPANY

  The Company is an international specialty retailer of casual apparel, shoes and other accessories for men, women and children under its proprietary Gap, GapKids, babyGap, Banana Republic and Old Navy brands. As of August 2, 1997, the Company operated 1,984 stores in the United States, Canada, the United Kingdom, France, Germany and Japan.

  Over the past ten years, the Company's net sales have grown at a 20.1% compound annual rate, from $848 million in fiscal 1986 to $5.284 billion in fiscal 1996. During this period, net income has grown at a 20.9% compound annual rate, from $68.1 million in fiscal 1986 to $452.9 million in fiscal 1996.

  The Company designs virtually all of its products for sale under its brands in Company-operated stores. These brands and their corresponding store formats collectively are positioned to address a broad consumer base. The Company operates the following store formats:

    GAP. Founded in 1969, Gap stores offer extensive selections of classicly-styled, high quality, casual apparel at moderate price points. Products range from wardrobe basics, such as denim, khakis and T-shirts, to accessories and personal care products for men and women aged teen to adult. At August 2, 1997, the Company operated 983 Gap stores, including international locations.

    GAPKIDS AND BABYGAP. The Company entered the children's apparel market with the introduction of GapKids in 1986 and babyGap in 1990. These stores offer casual basics, outerwear, shoes and other accessories in the tradition of Gap style and quality for children aged newborn to teen. At August 2, 1997, the Company operated a total of 536 GapKids and babyGap stores, including international locations.

    BANANA REPUBLIC. Acquired in 1983 with two stores, Banana Republic now offers sophisticated, fashionable collections of dress-casual and tailored clothing and accessories for men and women at upscale price points. At August 2, 1997, the Company operated 240 Banana Republic stores, including 9 in Canada.

    OLD NAVY. The Company launched Old Navy in 1993 to address the market for value-priced family apparel. Old Navy offers broad selections of apparel, shoes and accessories for adults, children and infants in an innovative, exciting shopping environment. At August 2, 1997, the Company operated 225 Old Navy stores.

  The Company's executive offices are located at One Harrison Street, San Francisco, California 94105, and its telephone number is (415) 952-4400.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Debt Securities offered hereby will be used by the Company as set forth in a Prospectus Supplement relating to such Debt Securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

                        FISCAL YEAR ENDED                          26 WEEKS ENDED
   ---------------------------------------------------------------------------------
   JANUARY 30,   JANUARY 29, JANUARY 28, FEBRUARY 3, FEBRUARY 1, AUGUST 3, AUGUST 2,
      1993          1994        1995        1996        1997       1996      1997
   -----------   ----------- ----------- ----------- ----------- --------- ---------
      3.69          3.81        4.07        3.92        4.18       3.24      2.96

  For purposes of computing the ratios of earnings to fixed charges, earnings consist of income before taxes plus fixed charges (less capitalized interest), and fixed charges consist of interest expense, capitalized interest and the portion of rental expense under operating leases representative of an interest factor.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture (as amended or supplemented from time to time, the "Indenture") between the Company and Harris Trust Company of California, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Wherever particular sections or defined terms of the Indenture are referred to in this Prospectus or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

  The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general terms and provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

GENERAL

  The Indenture does not limit the amount of Debt Securities that may be issued thereunder and Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated obligations of the Company.

  Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency to be maintained by the Company in The City of New York and at any other office or agency maintained by the Company for such purpose. (Sections 301, 305 and 1002) The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

  The Applicable Prospectus Supplement will describe the terms of the Offered Debt Securities, including: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities;
(3) the person or entity to whom any interest on the Offered Debt Securities shall be payable, if other than the person or entity in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of and premium, if any, on the Offered Debt Securities is payable or the method of determination thereof; (5) the rate or rates at which the Offered Debt Securities shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which any such interest shall accrue or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for interest payable on any Interest Payment Date; (6) the place or places where the principal of, premium, if any, and interest on the Offered Debt Securities shall be payable; (7) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which and the other terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the other terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (10) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities shall be payable if other than the currency of the United States of America and the manner of determining the equivalent thereof in the currency of the United States of America; (11) if the amount of payments of principal of or any premium or interest on any Offered Debt Securities may be determined with reference to an index, formula or other method, the index, formula or other method by which such amounts shall be determined; (12) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which the Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made shall be payable, and the periods within which and the other terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion may be determined; (14) the applicability of the provisions described under "-- Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances"; (15) if the Offered Debt Securities will be issuable only in the form of one or more Global Debt Securities as described under " --Global Debt Securities", the Depositary or its nominee with respect to the Offered Debt Securities and the circumstances under which the Global Debt Security may be registered for transfer or exchange or authenticated and delivered in the name of a person or entity other than the Depositary or its nominee; and (16) any other terms of the Offered Debt Securities. (Section 301)

  Debt Securities may be issued under the Indenture as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Debt Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence and continuance of an Event of Default. (Section 101)

  If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units, if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, material U.S. Federal income tax considerations and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the Applicable Prospectus Supplement.

  If any index is used to determine the amount of payments of principal of, premium, if any, or interest, if any, on any series of Debt Securities, material U.S. Federal income tax, accounting and other considerations applicable thereto will be described in the Applicable Prospectus Supplement.

GLOBAL DEBT SECURITIES

  The following description of Global Debt Securities will apply to any series of Debt Securities except as otherwise provided in the Applicable Prospectus Supplement.

  The Debt Securities of a series may be issued in the form of one or more Global Debt Securities that will be deposited with or on behalf of a Depositary, which will be a clearing agent registered under the Exchange Act. Global Debt Securities will be registered in the name of the Depositary or a nominee of the Depositary, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof and any such other matters as may be provided for pursuant to the Indenture. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Global Debt Security may not be transferred or exchanged except as a whole by the Depositary for such Global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary, or except in the circumstances described in the Applicable Prospectus Supplement. (Section 305)

  Upon the issuance of any Global Debt Security, and the deposit of such Global Debt Security with or on behalf of the Depositary for such Global Debt Security, the Depositary will credit on its book-entry registration and transfer system the respective principal amounts of the Debt Securities represented by such Global Debt Security to the accounts of institutions ("participants") that have accounts with the Depositary. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Debt Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Debt Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Debt Security or by its nominee. Ownership of beneficial interests in such Global Debt Security by persons who hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Global Debt Security.

  So long as the Depositary for a Global Debt Security, or its nominee, is the owner of such Global Debt Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Security represented by such Global Debt Security for all purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Debt Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under such Indenture. The Company understands that under existing industry practices, if it requests any action of holders or if an owner of a beneficial interest in a Global Debt Security desires to give or take any instruction or action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such instruction or action, and such participants would authorize beneficial owners owning through such participants to give or take such instruction or action or would otherwise act upon the instructions of beneficial owners holding through them.

  Unless otherwise specified in the Applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on the Debt Securities represented by a Global Debt Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Debt Security. The Company expects that the Depositary for any Debt Securities represented by a Global Debt Security, upon receipt of any payment of principal or interest in respect of such Global Debt Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Debt Security as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Debt Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities in bearer form held for the accounts of customers or registered in "street name", and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in any Global Debt Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

  A Global Debt Security shall be exchangeable for Debt Securities in certificated registered form, of like tenor and of an equal aggregate principal amount, only if (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Debt Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, (b) the Company in its sole discretion determines that such Global Debt Security shall be exchangeable for Debt Securities in certificated registered form or (c) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities. Any Global Debt Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in the name or names of such person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Debt Security.

EVENTS OF DEFAULT

  Any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform, or breach of, any covenant or warranty of the Company in the Indenture with respect to Debt Securities of that series continued for 60 days after written notice as provided in the Indenture; (e) a default under any indebtedness for money borrowed by the Company or any Subsidiary if (A) such default either (1) results from the failure to pay the principal of any such indebtedness at its stated maturity or (2) relates to an obligation other than the obligation to pay the principal of such indebtedness at its stated maturity and results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, (B) the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at stated maturity or the maturity of which has been so accelerated, aggregates $25,000,000 or more at any one time outstanding and (C) such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within 10 business days after written notice as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

  If an Event of Default (other than an Event of Default described in clause
(f) of the preceding paragraph) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may accelerate the maturity of all Debt Securities of that series; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default described in clause (f) of the immediately preceding paragraph occurs, the Outstanding Debt Securities will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502)

  Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Debt Securities that are Original Issue Discount Debt Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Debt Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Debt Securities, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

  No holder of Debt Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a holder of Debt Securities for enforcement of payment of the principal of and premium, if any, or interest on such Debt Securities on or after the respective due dates expressed in such Debt Securities. (Section 508)

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another entity to the Company and the assumption of the covenants and obligations of the Company under the Debt Securities and the Indenture by such successor to the Company; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred on the Company by the Indenture; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add to or change any provisions to such extent as may be necessary to permit or facilitate the issuance of Debt Securities in bearer form or to facilitate the issuance of Global Debt Securities; (v) to add to, change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to evidence and provide for successor Trustees or to add or change any provisions to such extent as may be necessary to provide for or facilitate the appointment of a separate Trustee or Trustees for specific series of Debt Securities; (ix) to permit payment in respect of Debt Securities in bearer form in the United States to the extent allowed by law; (x) to cure any ambiguity, to correct or supplement any mistaken or inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture, provided that any such action (other than in respect of a mistaken provision) does not adversely affect in any material respect the interests of any holder of Debt Securities of any series then outstanding. (Section 901)

  Modifications and amendments of the Indenture also may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series issued under the Indenture and affected by the modification or amendments; provided, however, that no such modification or amendment may, without the consent of the holders of all Debt Securities affected thereby,
(i) change the Stated Maturity of the principal amount of, or any installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the Applicable Prospectus Supplement) interest on any Debt Security (including in the case of an Original Issue Discount Debt Security the amount payable upon acceleration of the maturity thereof ); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security;
(iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or after the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); or (v) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

  The holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008) The holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of such series affected thereby. (Section 513)

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

  Unless otherwise set forth in the Applicable Prospectus Supplement, the Debt Securities will not contain any provisions which may afford holders of the Debt Securities protection in the event of a change in control of the Company or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control of the Company).

COVENANTS

  Unless otherwise set forth in the Applicable Prospectus Supplement, and except as set forth below, the Debt Securities will not contain any restrictive covenants, including covenants restricting the Company or any of its Subsidiaries from incurring, issuing, assuming or guaranteeing any indebtedness or encumbering any property of the Company or any Subsidiary, or restricting the Company or any Subsidiary from transferring assets or entering into any sale and leaseback transaction.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with or merge with or into any other entity or transfer or lease its assets substantially as an entirety to any entity, unless (i) either the Company is the continuing corporation, or any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States of America, any State thereof or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (iii) if a supplemental indenture is to be executed in connection with such consolidation, merger, transfer or lease, the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating compliance with these provisions. (Section 801)

DEFEASANCE OF OFFERED DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

 DEFEASANCE AND DISCHARGE

  The Indenture provides that the terms of any series of Debt Securities may provide that the Company, at the Company's option, will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may only occur if, among other things, the Company has delivered to the Trustee an opinion of counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that such discharge will not be deemed, or result in, a taxable event with respect to holders of the Debt Securities of such series. (Sections 1302 and 1304)

 DEFEASANCE OF CERTAIN COVENANTS

  The Indenture provides that the terms of any series of Debt Securities may provide the Company with the option to omit to comply with the restrictive covenant described in this Prospectus under "Consolidation, Merger and Sale of Assets" and any other covenants made applicable to any series of Debt Securities as described in the Applicable Prospectus Supplement. The Company, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes. (Sections 1303 and 1304)

  In the event the Company exercises this option and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

  The Applicable Prospectus Supplement will state if any defeasance provisions will apply to the Offered Debt Securities.

CONCERNING THE TRUSTEE

  Harris Trust Company of California, a California trust company, is the Trustee under the Indenture. The Trustee may resign at any time or may be removed by the holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities. If the Trustee resigns, is removed or becomes incapable of acting as Trustee or if a vacancy occurs in the office of the Trustee for any cause, a successor Trustee shall be appointed in accordance with the provisions of the Indenture.

                             PLAN OF DISTRIBUTION

  The Company may sell Debt Securities to or through one or more underwriters or dealers and also may sell Debt Securities to other investors directly or through agents.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

                        VALIDITY OF THE DEBT SECURITIES

  The validity of the Debt Securities will be passed upon by Orrick, Herrington & Sutcliffe LLP, San Francisco, California, and, unless otherwise indicated in a Prospectus Supplement relating to Offered Debt Securities, by Sullivan & Cromwell, Los Angeles, California, counsel for the underwriters or agents.

                                    EXPERTS

  The consolidated financial statements of the Company as of February 1, 1997 and February 4, 1996 and for each of the three fiscal years in the period ended February 1, 1997, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended February 1, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  With respect to the unaudited interim financial information for the periods ended May 3, 1997 and May 4, 1996 and August 2, 1997 and August 3, 1996 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended May 3, 1997 and August 2, 1997 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               -----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company...............................................................   S-3
Use of Proceeds...........................................................   S-5
Capitalization............................................................   S-5
Selected Consolidated Financial Data......................................   S-6
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   S-7
Description of Notes......................................................  S-11
Underwriting..............................................................  S-13
Validity of the Notes.....................................................  S-14

                                  PROSPECTUS

Available Information.....................................................     2
Documents Incorporated by Reference.......................................     2
The Company...............................................................     3
Use of Proceeds...........................................................     3
Ratio of Earnings to Fixed Charges........................................     4
Description of Debt Securities............................................     4
Plan of Distribution......................................................    11
Validity of the Debt Securities...........................................    11
Experts...................................................................    12

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                                 $500,000,000

                                 THE GAP, INC.

                            % NOTES DUE      , 2007

                               -----------------

                                     LOGO

                               -----------------


                             GOLDMAN, SACHS & CO.

                           CITICORP SECURITIES, INC.

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

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is an itemized statement of expenses of the Company in connection with the issue of the Debt Securities.

   Registration fee................................................... $151,516
   Rating Agencies fees...............................................  215,000
   Fees and expenses of Trustee.......................................    7,000
   Printing expenses..................................................   30,000
   Blue Sky and legal investment fees and expense.....................    5,000
   Accountants' fees and expenses.....................................   75,000
   Counsel fees and expenses..........................................   50,000
   Miscellaneous......................................................    6,484
                                                                       --------
       Total.......................................................... $540,000
                                                                       ========

  All except the first of the foregoing amounts are estimates.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnity to officers and directors in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's By-laws provide for indemnification of the Registrant's directors and officers to the maximum extent permitted by the Delaware law.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER  EXHIBIT
 ------- -------
  1.1    Form of Underwriting Agreement.
  4.1    Form of Indenture, dated as of    , 1997, between the Company and
         Harris Trust Company of California, as Trustee.
  4.2    Form of Debt Security (included in Exhibit 4.1 hereto).
  5.1    Opinion of Orrick, Herrington & Sutcliffe LLP as to the validity of the Debt Securities.
 12.1    Statement Setting Forth Computation of Ratio of Earnings to Fixed
         Charges.
 15.1    Letter re unaudited interim financial information.
 23.1    Consent of Deloitte & Touche LLP.
 23.2    The consent of Orrick, Herrington & Sutcliffe LLP is contained in the opinion filed as Exhibit 5.1 to this Registration Statement.
 24.1    Powers of Attorney of Directors and Officers of the Company (set forth on the signature pages to this Registration Statement).
 25.1    Form T-1 Statement of Eligibility and Qualification of Harris Trust
         Company of California, as Trustee.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement, or any material change to such information in the registration statement;

    provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 26th day of August, 1997.

                                          The Gap, Inc.
                                          (Registrant)

                                          By: /s/Millard S. Drexler
                                             ----------------------------------
                                          Name: Millard S. Drexler
                                          Title: Chief Executive Officer

                               POWER OF ATTORNEY

  Each person whose signature appears below appoints Millard S. Drexler, Warren R. Hashagen and Anne B. Gust, and each of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement or any subsequent registration statements pursuant to Rule 462 (including any amendments thereto), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

       /s/ Millard S. Drexler        Chief Executive Officer and    August 26, 1997
____________________________________  Director (Principal
         MILLARD S. DREXLER           Executive Officer)

       /s/ Warren R. Hashagen        Senior Vice President and      August 26, 1997
____________________________________  Chief Financial Officer
         WARREN R. HASHAGEN           (Principal Financial and
                                      Accounting Officer)

        /s/ Donald G. Fisher         Chairman and Director          August 26, 1997
____________________________________
          DONALD G. FISHER

      /s/ Adrian D. P. Bellamy       Director                       August 26, 1997
____________________________________
        ADRIAN D. P. BELLAMY


             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

         /s/ John G. Bowes                     Director             August 26, 1997
____________________________________
           JOHN G. BOWES
        /s/ Doris F. Fisher                    Director             August 26, 1997
____________________________________
          DORIS F. FISHER

        /s/ Robert J. Fisher                   Director             August 26, 1997
____________________________________
          ROBERT J. FISHER

       /s/ Lucie J. Fjeldstad                  Director             August 26, 1997
____________________________________
         LUCIE J. FJELDSTAD

       /s/ William A. Hasler                   Director             August 26, 1997
____________________________________
         WILLIAM A. HASLER

         /s/ John M. Lillie                    Director             August 26, 1997
____________________________________
           JOHN M. LILLIE

       /s/ Charles R. Schwab                   Director             August 26, 1997
____________________________________
         CHARLES R. SCHWAB

       /s/ Brooks Walker, Jr.                  Director             August 26, 1997
____________________________________
         BROOKS WALKER, JR.

          /s/ Sergio Zyman                     Director             August 26, 1997
____________________________________
            SERGIO ZYMAN


                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  EXHIBIT
 ------- -------
  1.1    Form of Underwriting Agreement.
  4.1    Form of Indenture, dated as of      , 1997, between the Company and
         Harris Trust Company of California, as Trustee.
  4.2    Form of Debt Security (included in Exhibit 4.1 hereto).
  5.1    Opinion of Orrick, Herrington & Sutcliffe LLP as to the validity of the Debt Securities.
 12.1    Statement Setting Forth Computation of Ratio of Earnings to Fixed
         Charges.
 15.1    Letter re unaudited interim financial information.
 23.1    Consent of Deloitte & Touche LLP.
 23.2    The consent of Orrick, Herrington & Sutcliffe LLP is contained in the opinion filed as Exhibit 5.1 to this Registration Statement.
 24.1    Powers of Attorney of Directors and Officers of the Company (set forth on the signature pages to this Registration Statement).
 25.1    Form T-1 Statement of Eligibility and Qualification of Harris Trust
         Company of California, as Trustee.